Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION
TriQuint, Inc. (f/k/a Sawtek, Inc.)	Florida
TriQuint Asia, Inc. (f/k/a Sawtek Far East, Inc.)	Delaware
TriQuint Japan TYK	Japan
TriQuint (Shanghai) Trading Company, Ltd.	China
Sawtek Sweden AB	Sweden
TFR Technologies, Inc.	Oregon
TriQuint S.R.L. (f/k/a Sawtek S.R.L)	Costa Rica
TriQuint Semiconductor GmbH	Germany

TriQuint Texas General Holding Company	Delaware
TriQuint Texas Limited Holding Company	Delaware
TriQuint Semiconductor Texas, LP	Texas

TriQuint Sales and Design, Inc. (f/k/a TriQuint Optoelectronics, Inc.)	Delaware

TriQuint Technology Holding Co.	Delaware

TriQuint International Holding Co.	Delaware

TriQuint Europe Holding Company	Delaware